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mmetts@sidley.com (713) 495 4501	FOUNDED 1866

FEBRUARY 12, 2014

VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                             ZaZa Energy Corporation
Amendment No. 1 to Registration Statement on Form S-3
Filed January 31, 2014
File No. 333-192257

Dear Mr. Schwall,

ZaZa Energy Corporation (referred to herein as “we,” “our,” “us,” or the “Company”) is in receipt of your letter dated February 12, 2014 regarding the Company’s Amendment No. 1 to Form S-3 filed January 31, 2014.  This letter sets forth the response of the Company to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”).  For your convenience, the response is prefaced with the exact text of the Staff’s comment in italicized text.

Amendment No. 1 to Registration Statement on Form S-3

General

1.                                      Comment:

We note that counsel has assumed that “(vii) any Indenture, Deposit Agreement, Warrant Agreement, Purchase Contract Agreement (each as defined below) or unit agreement will…constitute a valid and binding obligation of each party thereto other than the Company.”  However, this assumption does not appear to be appropriate with respect to the obligations of the Guarantors.  Please obtain and file a revised opinion that does not

Securities and Exchange Commission

include such an assumption with respect to the obligations of the Guarantors, or tell us why you believe that this assumption is necessary and appropriate.

Response:

We acknowledge the Staff’s comment and have filed a revised opinion that does not include the referenced assumption with respect to the obligations of the Guarantors.

2.                                      Comment:

Please tell us why the following assumption included on page 4 of the opinion is necessary and appropriate: “For purposes of our opinions insofar as they relate to the Guarantors, we have assumed that the obligations of each of the Guarantors under the Guarantees are, and would be deemed by a court of competent jurisdiction to be, in furtherance of its corporate purposes, or necessary or convenient to the conduct, promotion or attainment of the business of the respective Guarantor and will benefit the respective Guarantor, directly or indirectly.”  In the alternative, please obtain and file a revised opinion that does not include such assumption.

Response:

We acknowledge the Staff’s comment and have filed a revised opinion that does not include the referenced assumption.

3.                                      Comment:

Please ensure that the revised legality opinion accurately reflects the relevant Guarantors.  In that regard, ZaZa Energy Development, LLC is listed in the opinion as a Guarantor, but is not identified as a Guarantor in the registration statement.

Response:

We acknowledge the Staff’s comment and have filed a revised opinion that does not list ZaZa Energy Development, LLC as a Guarantor.

Please direct any questions or comments regarding the foregoing to me at (713) 495-4501.

Securities and Exchange Commission

Sincerely,

/s/ J. Mark Metts
J. Mark Metts

cc:	Scott Gaille, ZaZa Energy Corporation, Chief Compliance Officer
Ian H. Fay, ZaZa Energy Corporation, Chief Financial Officer